U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                 COMMISSION FILE NUMBER: 0-12611

[X] Form 10-K and Form 10KSB             [ ] Form 20-F             [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:  June 1, 2003
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the
notification relates:      Not Applicable
                      --------------------------------------


                         PART I--REGISTRANT INFORMATION

            Full Name of Registrant: Ault Incorporated ("Registrant")

                    Former Name if Applicable: Not Applicable

           Address of Principal Executive Office (Street and Number):
                             7105 Northland Terrace

             City, State and Zip Code: Brooklyn Park, MN 55428-1028


                        PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

         The Company's Form 10-K has been substantially completed as of August 28, 2003. However, due to the Company's unprofitable results in the fourth quarter of fiscal 2003 and its current net worth position, the Company is currently negotiating with its primary lender to confirm the continued availability of its line of credit with such lender for fiscal 2004 and the applicability during fiscal 2004 of certain financial covenants in the loan agreement with the lender. There is no assurance that the negotiations with the Company's lender will be successfully completed on terms favorable to the Company. The outcome of these negotiations will have a material impact on the final form of disclosures required in the Form 10-K.

         As of the date of this filing, management of the Company is unable to fully assess and evaluate the impact of the above financial contingencies and finalize the Form 10-K and related financial statement disclosures in a materially accurate manner without unreasonable effort or expense. Within fifteen days after September 2, 2003, management expects to resolve the above issues and finalize its Form 10-K for filing.


                           PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Donald L. Henry              (763)               592-1909
                  ---------------           ------------------------------------
                      (Name)                (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                    [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes [ ] No

                  In a press release issued on August 11, 2003 that was furnished to the Commission on Form 8-K on August 12, 2003, the Company reported a net loss applicable to common stock of $(3,847,000), or $(0.83) per diluted share, for the


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                  fourth quarter of fiscal 2003 compared to a net loss
                  applicable to common stock of $(248,000), or $(0.05) per diluted share for the same period in fiscal 2003. For the twelve months ended June 1, 2003, the Company reported a net loss applicable to common stock of $(7,692,000), or $(1.67) per diluted share, compared to a net loss of $(3,564,000), or $(0.78) per share for fiscal 2002. The fiscal 2003 year loss includes restructuring costs of $404,000 related to the acquisition of assets of Power General in July 2002, workforce reduction expenses of $270,000 in April 2003 and recognition of impairment of goodwill of $1,153,000 related to the Company's acquisition of LZR Electronics in fiscal 1999.


                                AULT INCORPORATED
                                -----------------

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 3, 2003

                                        /s/ Donald L. Henry
                                        ----------------------------------------
                                        Donald L. Henry, Chief Financial Officer






















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